12-31-01



16988

U.S. POST OFFICE DELAYED

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ....**December 31**.. , 20..**01**.....

CANON INC.
....
(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
....
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........**X**.........Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...................No.........**X**.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...................



RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2001

January 31, 2002

(Millions of yen, thousands of U.S. dollars, except per share amounts)

CONSOLIDATED RESULTS

	Actual							Projected		
		Year ended December 31, 2001		Year ended December 31, 2000	Change(%)		Year ended December 31, 2001		Year ending December 31, 2002	Change(%)
Net sales	¥	2,907,573	¥	2,696,420	+ 7.8	$	22,027,068	¥	2,960,000	+ 1.8
Operating profit		281,839		234,131	+ 20.4		2,135,144		310,000	+ 10.0
Income before income taxes		281,566		227,196	+ 23.9		2,133,076		295,000	+ 4.8
Income before cumulative effect of accounting change		163,869		134,088	+ 22.2		1,241,432		-	-
Net income		167,561		134,088	+ 25.0		1,269,402		170,000	+ 1.5
Net income per share:										
(Before cumulative effect of accounting change)										
- Basic	¥	187.07	¥	153.66	+ 21.7	$	1.42		-	-
- Diluted		184.55		151.51	+ 21.8		1.40		-	-
(After cumulative effect of accounting change)										
- Basic	¥	191.29	¥	153.66	+ 24.5	$	1.45	¥	194.02	+ 1.4
- Diluted		188.70		151.51	+ 24.5		1.43		-	-

	Actual						
		As of December 31, 2001		As of December 31, 2000	Change(%)		As of December 31, 2001
Total assets	¥	2,844,756	¥	2,832,125	+ 0.4	$	21,551,182
Stockholders' equity	¥	1,458,476	¥	1,298,914	+ 12.3	$	11,049,061

Notes: 1. Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.
2. U.S. dollar amounts are translated from yen at the rate of US$ = JPY 132, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2001, solely for the convenience of the reader.
3. Canon adopted new accounting standards for sales recognition, and applied retroactively to the consolidated financial statements for the prior year.
4. In 2001 loss on disposal of property, plant and equipment is accounted for in "Selling, general and administrative expenses," and the statement of income for the previous year is restated to maintain comparability.

NON-CONSOLIDATED RESULTS

	Actual					Projected		
		Year ended December 31, 2001		Year ended December 31, 2000	Change(%)		Year ending December 31, 2002	Change(%)
Net sales	¥	1,707,459	¥	1,684,209	+ 1.4	¥	1,740,000	+ 1.9
Operating profit		193,389		178,762	+ 8.2		198,000	+ 2.4
Ordinary profit		211,127		155,947	+ 35.4		220,000	+ 4.2
Net income		39,163		88,414	- 55.7		126,000	+ 221.7
Net income per share								
- Basic	¥	44.71	¥	101.32	- 55.9	¥	143.80	+ 221.6
- Diluted		44.21		99.93	- 55.8		-	-
Dividend per share		25.00		21.00	-		-	-

	Actual				
		As of December 31, 2001		As of December 31, 2000	Change(%)
Total assets	¥	1,658,066	¥	1,581,257	+ 4.9
Stockholders' equity	¥	1,118,443	¥	1,095,680	+ 2.1

Canon Inc.
Headquarter office

30-2, Shimomaruko 3-chome, Ohta-ku,
Tokyo 146-8501, Japan

Management Policy

Basic management policy

Canon Inc. is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. Upon execution of this five-year plan Canon will be a truly excellent global company, fulfilling the following four conditions:

1) Securing the No.1 position worldwide in all core business areas
2) Building up R&D capabilities to continually create new businesses
3) Achieving a strong financial position
4) Fostering a corporate culture whereby all employees work vigorously to achieve the company's goals

Mid- to long-term strategy

To achieve the above-mentioned targets, we must effectively execute the following mid- and long-term strategies:

1) Become No.1 in the digital photo market

In the camera market, an area of strength for Canon, the shift to digital has been progressing rapidly. We view this change as a business opportunity, expanding the company's business domain beyond hardware alone to include the entire digital photo market, which includes print solutions, and we are targeting the No. 1 position in this field. Launching competitive new products will support our quest for the leading position in the digital camera market and combining these with photo-quality Bubble Jet printers will enable us to create a digital photo market, which also includes related services and consumables. As one of our initial steps in this direction, we launched in the second half of 2001 a new "direct connect" printer and digital camera lineup.

Canon is uniquely positioned as one of the few companies to possess both photo and printing technology. We are now focusing our efforts on securing the No. 1 spot in the digital photo market, making full use of our industry position and strong product-development capabilities, backed by original cutting-edge technology, as well as Canon's high brand value.

2) No.1 position in existing businesses

Among our core businesses, we are already No.1 worldwide in the areas of copying machines and laser beam printers. By setting market trends through colorization, high-speed performance, networking and low prices, we aim to become even more competitive in this area. Additionally, we will utilize our network-capable lineup in the creation of such new areas as solutions business.

With regard to the Bubble Jet printer business segment, in addition to targeting the digital photo market, as mentioned above, we have also set our sites on the office market and further developing our sales channels as we aim for the No.1 position.

In the area of semiconductor-production equipment, through accelerated product development and the in-house production of key components, we aim to realize the early launch of next-generation and next-next-generation tools in pursuit of achieving the industry's No. 1 position.

3) Strengthening of R&D

To become No.1 in our core businesses and create new business areas, we will concentrate our efforts on strengthening the company's R&D capabilities. In addition to promoting greater development efficiency through careful selection and concentration, we will also strive to strengthen the common base technologies that support product development, enhance overseas R&D, and establish a specialized global R&D organization structure.

4) Achieving a strong financial position

Amid severe economic conditions, we believe that the establishment of a strong financial position is essential for the realization of corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to pursue greater financial strength indicative of a truly excellent global company.

In addition to the abovementioned management objectives, on behalf of the Canon Group, we will actively tackle ways to improve profitability through such means as a new group structure enabling the realization of a three-headquarters system, expanded production innovation, optimized production allocation based on a shift to facilities outside Japan, and inventory reductions through supply-chain management. Through these activities, we will target growth for the Canon Group and seek to heighten Canon's corporate value through the improvement of such financial indicators as ROA and ROE.

Business challenges and countermeasures

One of the challenges that Canon faces is the establishment of stable business management resilient to the influence of exchange rate fluctuations. With an export sales ratio of more than 70%, we are heavily exposed to the effects of changes in exchange rates. The company has recently been shifting production out of Japan, not only to reduce costs, but also to limit the influence of exchange rates.

Environmental activities represent another important challenge for Canon. Environmental impact is taken into consideration at every stage—product development, production, sales, usage, recycling and disposal—while the company engages in energy-saving product development and "green" purchasing, and has successfully implemented global recycling and "zero emission" programs. Furthermore, we actively disclose environmental information and support local environmental activities.

Dividend policy

We have already revised the FY2001 dividend forecast from 21 yen to 25 yen in response to the company's successful financial performance and in appreciation of the continuous support of our shareholders. We intend to maintain a stable dividend payment in the future, contingent upon the combination of consolidated financial performance, and capital requirements to fund future business expansion and improve profitability.

Round lot policy

Currently, one trading unit, or round lot, for Canon's stock on the Tokyo Stock Exchange consists of 1,000 shares. The Tokyo Stock Exchange has requested that some listed companies with a high stock price reduce the number of shares making up a trading unit with the aim of encouraging participation in the market by individual investors. While we appreciate that reduced-quantity round lots can increase liquidity and attract new investors, it is the company's basic policy that the issue should be assessed in a prudent manner in accordance with future market demands. As we believe that Canon's stock now enjoys a reasonable level of liquidity, the related costs of smaller round lot investment would not be justified at this time.

Operating Results

2001 in Review

Looking back at the global economy in 2001, the U.S. economy showed a rapid downturn in the latter half of the year, resulting from the continuing effects of the collapse of the IT bubble combined with the negative economic impact of the terrorist attacks in September. In Europe, economic stagnation was intensified due to the weakened U.S. economy while throughout Asia, with the exception of China, the economic climate was also sluggish. The Japanese economy also remained stagnant, reflecting flat consumer spending along with a decrease in exports and IT-related capital spending.

As for the markets in which the Canon Group operates, within the IT-related equipment segment, unfavorable consumer spending in Japan and the United States resulted in reduced demand for personal-use printers while corporate-use digital copying machines and printers generally posted favorable results. The digital camera market continued to show strong growth, boosted by the launch of several new products by digital camera makers. In the field of semiconductor-production equipment, memory device manufacturers continued to exercise restraint with regard to capital expenditures, reflecting the lack of demand for memory devices. The average value of the yen in 2001 was ¥121.60 to the U.S. dollar, and ¥108.80 to the euro; a depreciation of 11% and 9%, respectively, compared with the corresponding period for the previous year.

Amid these conditions, Canon recorded its second consecutive year of record consolidated net sales and net income, realized through the launch of strong new products coupled with improved profitability resulting from the depreciation of the yen. The company achieved consolidated net sales of ¥2,907.6 billion (US$ 22,027 million) in 2001, an increase of 7.8% compared with the previous year, fueled by steady sales of copying machines and continued significant sales growth for digital cameras and semiconductor production equipment, coupled with the lower value of the yen. Despite severe price competition in the market, Canon's gross profit ratio during 2001 improved by 2.5% to 44.0%, reflecting the positive effects of cost reductions, realized through sustained production reformation activities, combined with the lower value of the yen. Selling, general and administrative expenses rose 12.9% from the same period for the previous year as R&D expenditures increased 12.4% to ¥218.6 billion (US$ 1,656 million). Consequently, operating profit in 2001 totaled ¥281.8 billion (US$ 2,135 million), a substantial increase of 20.4%. In the area of other income (deductions), the promotion of cash flow management has resulted in increased financial strength, making possible a ¥2.4 billion (US$ 19 million) improvement in interest income and expense, and the securities contributed to the company's retirement benefit trust have yielded a gain of ¥15.5 billion (US$ 118 million). Additionally, currency exchange gains and losses improved by ¥5.4 billion (US$ 41 million) while equity affiliates earnings worsened by ¥12.7 billion (US$ 96 million) due to the deteriorating profit margins of affiliated companies that manufacture memory devices. As a result, other income (deductions) overall improved by ¥6.7 billion (US$ 50 million) compared with the previous year. Consequently, income before income taxes totaled ¥281.6 billion (US$ 2,133 million), an increase of 23.9%. Although the effective tax rate rose 2.5% due to decreased equity in income of affiliates, net income grew by 25.0% to ¥167.6 billion (US$ 1,269 million).

Basic net income per share for 2001 was ¥191.29 (US$ 1.45), a ¥37.63 (US$ 0.29) increase from the previous year.

Note:
Canon adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 138 (SFAS 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133," from the fiscal year beginning January 1, 2001. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, is disclosed as the "Cumulative effect of accounting change" in the statement of income.

Canon also adopted Emerging Issues Task Force Issue 00-14 (EITF00-14), "Accounting for Certain Sales Incentives" and Issue 00-22 (EITF00-22), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" from the fiscal year beginning January 1, 2001 and has applied these standards retroactively to the financial statements for the prior year. EITF00-14 requires that certain sales incentives provided by vendors that entitle a customer to receive a reduction in the price of a product or service as a result of a single exchange transaction, which were previously accounted for as expenses, be classified as a reduction of sales. EITF00-22 requires that certain sales incentives provided by vendors that entitle a customer to receive a reduction in the price of a product or service based on a specified cumulative level of transactions also be recognized as a reduction of sales.

In 2001 Canon changed its accounting treatment to include loss on disposal of property, plant and equipment in "Selling, general and administrative expenses," which had been accounted for in "Other, net" of "Other income (deductions)." This change is mainly because the impact of disposal of property, plant and equipment is increasing as group restructuring and resource allocation proceeds, and constant disposal is expected in the future, as well as to coincide with customary practice in the United States of America. To reflect the treatment change, the statement of income for the previous year is restated to maintain comparability.

Results by Product Segments

In the business machine segment, Canon completed its lineup of 16 to 105 copy-per-minute digital black and white copying machines in 2001 with the launch of the iR3300, iR105 and iR1600/200 machines, which followed the introduction of the iR5000/6000 series the year before. The strong new lineup bolstered the competitive strength of Canon copiers and contributed to substantial growth within the black and white copying machine segment. Further supported among color copiers with strong performances by the CLC5000 and CLC1150, copying machines overall showed steady growth in 2001 of 15.4%. In the field of computer peripherals, unit sales of laser beam printers and Bubble Jet printers declined somewhat in the U.S. and European markets despite efforts to increase market share through the introduction of new models. The lower value of the yen, however, helped to offset the drop, resulting in a slight increase of 0.2%. Sales of business systems, including facsimile machines, computers, micrographics and calculators, decreased 2.7%, owing to the negative influence of severe price competition in the facsimile market and declining PC sales in the domestic market. As a result, sales of business machines overall totaled ¥2,223.5 billion (US$ 16,845 million), representing an increase of 5.4% from the previous year. Operating profit in the business machine segment increased 8.3% to ¥334.9 billion (US$ 2,537 million) as cost-cutting measures and the positive effect of the weak yen minimized the negative impact of increased price competition.

While sales of 35mm and Advanced Photo System cameras slipped in 2001 amidst the increasing popularity of digital models and price competition, sales of digital cameras nearly doubled compared with the previous year. During the year, Canon launched six new PowerShot-series digital camera models, spanning the range from low-end to high-end, and two new ultracompact IXY DIGITAL-series models. These eight new products succeeded in garnering greater market share for the company and contributed to increased digital camera sales. Sales of video camcorders also continued to show substantial growth though the introduction of such new models as the high-end flagship XL-1S and ultra-compact IXY DV2. Camera sales overall grew 19.8% in 2001, reaching ¥381.4 billion (US$ 2,889 million). Despite the drop in sales of conventional film cameras, improved profitability realized through the rapid growth of digital models made possible an increase in operating profit for the camera segment of 11.6% to ¥36.1 billion (US$ 274 million).

Although orders from semiconductor manufacturers have declined, reflecting the sluggish memory device market, sales of optical and other products continued to grow substantially in 2001, increasing by 13.0% to ¥302.7 billion (US$ 2,293 million), supported by active capital investment by semiconductor device manufacturers through the end of last year. Additionally, the new FPA-5000AS3 and FPA-5000ES3 scanning steppers were well received by the industry, resulting in the gaining of new customers for the company. These factors combined for improved profitability within the semiconductor production equipment and other products segment, making possible an operating profit of ¥23.9 billion (US$ 181 million) in 2001, an increase of 124.0% compared with the previous year.

Cash Flow

Despite the large increase in net income and significant reduction of inventories, cash flow from operating activities for 2001 decreased by ¥40.9 billion (US$ 310 million) compared with the previous year to ¥305.8 billion (US$ 2,316 million), mainly due to the increased payment of trade payables. Capital expenditure totaled ¥207.7 billion (US$ 1,573 million), mainly used for the construction of a new head office building and the expansion of manufacturing facilities to enable increased production of semiconductor production equipment. Net cash used in investing activities was ¥192.6 billion (US$ 1,459 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥113.2 billion (US$ 857 million), marking the third consecutive year that Canon has maintained a free cash flow of over ¥100.0 billion.

Cash flow from financing activities recorded an outlay of ¥121.2 billion (US$ 918 million), mainly as a result of active efforts to repay short-term loans toward the goal of improving Canon's financial position. This, accompanied by the redemption of the company's straight bonds in August, resulted in cash and cash equivalents of ¥506.2 billion (US$ 3,835 million) at the end of 2001. This represents a ¥12.3 billion (US$ 93 million) increase from the end of the previous year, keeping cash and cash equivalents at a high level.

Non-consolidated Results and Dividend

Canon's non-consolidated net sales in 2001 grew by 1.4% to ¥1,707.4 billion (US$ 12,935 million) while ordinary profit grew by 35.4% to ¥211.1 billion (US$ 1,599 million), both representing record highs for the company. Non-consolidated net income, however, decreased significantly to ¥39.1 billion (US$ 297 million) owing to a one-time amortization of net transition obligation in accordance with the introduction of the new Japanese pension accounting method.

The Board of Directors, in response to continued shareholder support, is planning to propose a ¥4.00 (US$ 0.03) increase in the company's year-end dividend to ¥14.50 (US$ 0.11). Combined with the interim dividend of ¥10.50 (US$ 0.08), the revised year-total dividend would bring the company's annual dividend to ¥25.00 (US$ 0.19).

Outlook

Regarding the outlook for the global economy, the U.S. economy will likely remain sluggish through the first half of 2002, owing to the aftereffects of the terrorist attacks, with a recovery not expected until the latter half of 2002. In Japan, consumer spending is not expected to rise rapidly and the overall feeling of economic stagnation will probably continue. In Europe and Asia, a slowdown in economic growth is anticipated in the first half of 2002, mostly due to the lack of growth in the economies of Japan and the United States.

In the businesses in which Canon is involved, stable demand is projected for monochrome and full-color digital copying machines, and the digital camera market is expected to continue expanding. Within the semiconductor-production equipment market, restrained capital investment by chip manufacturers will likely continue through the first half of 2002 with orders expected to revive during the second half of the year. Additionally, a sharp upturn in demand for printers is unlikely due to the protracted PC-market slump and sluggish consumer spending.

Significant changes in currency exchange rates are not predicted and the yen is expected to be slightly weaker than during 2001.

Amid these conditions, the Canon Group identifies 2002 as a year for reinforcing the company's foundations with an eye to the goals set forth by Phase II of the Excellent Global Corporation Plan (2001-2005). First of all, the company will push forward with its operating reformation efforts, from R&D and production to head office administrative operations, simultaneously targeting improved productivity and the elimination of waste, along with the development and strengthening of common basic technologies in support of product development to facilitate the launch of advanced high value-added products ahead of the competition. Energy will also be focused on the in-house production of key components, key parts and high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting the optimization and consolidation of distribution channels and back-office operations, the company is also working to expand and strengthen its solutions business. Also, as the importance of environmentally conscious products will continue to increase, progress is being made in the development of a technological infrastructure to support the design of such products.

Canon anticipates consolidated net sales of ¥2,960.0 billion (US$ 22,424 million), consolidated income before income taxes of ¥295.0 billion (US$ 2,235 million), and consolidated net income of ¥170.0 billion (US$ 1,288 million). The company also forecasts non-consolidated net sales of ¥1,740.0 billion (US$ 13,182 million), non-consolidated ordinary profit of ¥220.0 billion (US$ 1,667), and non-consolidated net income of ¥126.0 billion (US$ 955). While both consolidated and non-consolidated net sales and net income are expected to increase slightly in fiscal 2002, Canon will likely face a major decline in net sales and net income in the first half of the year as an economic recovery is viewed as unlikely during that time, orders for semiconductor equipment are not expected to pick up, and unit sales of printers will suffer due to decreased demand within the PC market. Economic and market conditions are expected to be most severe in the first three months of the year, leading to projected consolidated net sales of ¥650.0 billion (US$ 4,924 million) and consolidated income before income taxes of ¥47.0 billion (US$ 356 million) in the first quarter of 2002. These forecasts assume currency exchange rates of ¥128.00 to the U.S. dollar, and ¥115.00 to the euro.

GROUP POSITION

1. NUMBER OF GROUP COMPANIES

	December 31, 2001	December 31, 2000	Change
Subsidiaries	203	153	50
Affiliated Companies	21	20	1
Total	224	173	51

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES


Outside Customers
Sales Companies
Japan
Canon Sales Co., Inc.
Canon System & Support Inc.
etc.
Americas
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Latin America, Inc.
etc.
Europe
Canon Europa N.V.
Canon (U.K.) Ltd.
Canon Deutschland GmbH
Canon France S.A., etc.
Other
Canon Australia Pty.Ltd.
Canon Singapore Pte.Ltd.
Canon Hongkong Co., Ltd.
etc.
Canon Inc.
Domestic Manufacturers
Business Machines
Canon Electronics Inc., Canon Aptex Inc.
Copyer Co., Ltd., Canon N.T.C., Inc.
Nisca Corporation, Canon Chemicals Inc.
Nagahama Canon Inc., Canon Precision Inc.
Canon Components, Inc.
Oita Canon Materials Inc.
etc.
Cameras
Oita Canon Inc.
Optical and Other Products
Canon Electronics Inc.
Canon Precision Inc.
Canon Components, Inc.
Nagahama Canon Inc.
etc.
Overseas Manufacturers
Business Machines
Canon Virginia, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.
Canon Dalian Business Machines, Inc.
Canon Zuhai, Inc.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Hi-Tech (Thailand) Ltd.
*Lotte Canon Co., Ltd., etc.
Cameras
Canon Inc., Taiwan
Canon Opto (Malaysia) Sdn. Bhd.
Canon Zuhai, Inc.
Other Companies
Canon Software Inc.
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.
Canon Development Americas, Inc.
Canon Information Systems Research Australia Pty.Ltd.
*TECH Semiconductor Singapore Pte.Ltd., etc.
Product Supply
Parts Supply

Notes: 1. The companies with (*) are affiliated companies (equity method).
2. Following subsidiaries are listed on domestic stock exchange.
Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon System & Support Inc., Canon Aptex Inc.
Tokyo Stock Exchange (2nd section): Copyer Co., Ltd., Canon N.T.C., Inc.
JASDAQ: Canon Software Inc., Canon Components, Inc., Nisca Corporation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1. CONSOLIDATED STATEMENTS OF INCOME

Result for the fourth quarter

	Millions of yen			Thousands of U.S. dollars
	Three months ended December 31, 2001	Three months ended December 31, 2000	Change(%)	**Three months ended December 31, 2001**
Net sales	¥ **753,317**	¥ 741,660	+ 1.6	$ **5,706,947**
Cost of sales	**427,388**	436,579		**3,237,788**
Gross profit	**325,929**	305,081	+ 6.8	**2,469,159**
Selling, general and administrative expenses	**284,056**	249,332		**2,151,939**
Operating profit	**41,873**	55,749	- 24.9	**317,220**
Other income (deductions):				
Interest and dividend income	**1,948**	3,544		**14,758**
Interest expense	**(2,463)**	(4,059)		**(18,659)**
Other, net	**1,495**	(7,949)		**11,325**
	980	(8,464)		**7,424**
Income before income taxes	**42,853**	47,285	- 9.4	**324,644**
Income taxes	**13,304**	16,989		**100,788**
Income before minority interests	**29,549**	30,296		**223,856**
Minority interests	**(479)**	528		**(3,629)**
Net income	¥ **30,028**	¥ 29,768	+ 0.9	$ **227,485**

Note: Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments. Comprehensive income for the three months ended December 31, 2001 and 2000 were JPY 37,312 million (U.S.$ 282,667 thousand) and JPY 6,443 million, respectively.

Result for the fiscal year

	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)	**Year ended December 31, 2001**
Net sales	¥ **2,907,573**	¥ 2,696,420	+ 7.8	$ **22,027,068**
Cost of sales	**1,626,959**	1,577,461		**12,325,447**
Gross profit	**1,280,614**	1,118,959	+ 14.4	**9,701,621**
Selling, general and administrative expenses	**998,775**	884,828		**7,566,477**
Operating profit	**281,839**	234,131	+ 20.4	**2,135,144**
Other income (deductions):				
Interest and dividend income	**9,571**	11,428		**72,508**
Interest expense	**(10,712)**	(15,018)		**(81,152)**
Other, net	**868**	(3,345)		**6,576**
	(273)	(6,935)		**(2,068)**
Income before income taxes	**281,566**	227,196	+ 23.9	**2,133,076**
Income taxes	**115,154**	87,197		**872,379**
Income before minority interests	**166,412**	139,999		**1,260,697**
Minority interests	**2,543**	5,911		**19,265**
Income before cumulative effect of accounting change	**163,869**	134,088	+ 22.2	**1,241,432**
Cumulative effect of accounting change	**3,692**	-		**27,970**
Net income	¥ **167,561**	¥ 134,088	+ 25.0	$ **1,269,402**

Note: Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments. Comprehensive income for the years ended December 31, 2001 and 2000 were JPY 178,975 million (U.S.$ 1,355,871 thousand) and JPY 95,813 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. DETAILS OF SALES

Result for the fourth quarter

Sales by product	Millions of yen		Change(%)	Thousands of U.S. dollars
	Three months ended December 31, 2001	Three months ended December 31, 2000		**Three months ended December 31, 2001**
Business machines:				
Copying machines	¥ **246,125**	¥ 205,675	+ 19.7	$ **1,864,583**
Computer peripherals	**249,858**	285,181	- 12.4	**1,892,864**
Business systems	**75,836**	72,113	+ 5.2	**574,515**
	571,819	562,969	+ 1.6	**4,331,962**
Cameras	**119,165**	96,021	+ 24.1	**902,765**
Optical and other products	**62,333**	82,670	- 24.6	**472,220**
Total	¥ **753,317**	¥ 741,660	+ 1.6	$ **5,706,947**

Sales by region	Millions of yen		Change(%)	Thousands of U.S. dollars
	Three months ended December 31, 2001	Three months ended December 31, 2000		**Three months ended December 31, 2001**
Japan	¥ **206,644**	¥ 212,657	- 2.8	$ **1,565,485**
Overseas:				
Americas	**257,830**	245,150	+ 5.2	**1,953,258**
Europe	**221,811**	210,652	+ 5.3	**1,680,386**
Other areas	**67,032**	73,201	- 8.4	**507,818**
	546,673	529,003	+ 3.3	**4,141,462**
Total	¥ **753,317**	¥ 741,660	+ 1.6	$ **5,706,947**

Result for the fiscal year

Sales by product	Millions of yen		Change(%)	Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000		**Year ended December 31, 2001**
Business machines:				
Copying machines	¥ **891,814**	¥ 772,557	+ 15.4	$ **6,756,167**
Computer peripherals	**1,025,352**	1,022,994	+ 0.2	**7,767,818**
Business systems	**306,323**	314,859	- 2.7	**2,320,629**
	2,223,489	2,110,410	+ 5.4	**16,844,614**
Cameras	**381,367**	318,234	+ 19.8	**2,889,144**
Optical and other products	**302,717**	267,776	+ 13.0	**2,293,310**
Total	¥ **2,907,573**	¥ 2,696,420	+ 7.8	$ **22,027,068**

Sales by region	Millions of yen		Change(%)	Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000		**Year ended December 31, 2001**
Japan	¥ **827,288**	¥ 779,366	+ 6.1	$ **6,267,333**
Overseas:				
Americas	**982,104**	889,764	+ 10.4	**7,440,182**
Europe	**806,104**	757,942	+ 6.4	**6,106,848**
Other areas	**292,077**	269,348	+ 8.4	**2,212,705**
	2,080,285	1,917,054	+ 8.5	**15,759,735**
Total	¥ **2,907,573**	¥ 2,696,420	+ 7.8	$ **22,027,068**

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. SEGMENT INFORMATION BY PRODUCT

Result for the fourth quarter	Millions of yen				Thousands of U.S. dollars	
	Three months ended December 31, 2001		Three months ended December 31, 2000		Change(%)	Three months ended December 31, 2001
Business machines:						
Net sales:						
Unaffiliated customers	¥	571,819	¥	562,969	+ 1.6	$ 4,331,962
Intersegment		-		-	-	-
Total		571,819		562,969	+ 1.6	4,331,962
Operating cost and expenses		506,313		491,133	+ 3.1	3,835,704
Operating profit		65,506		71,836	- 8.8	496,258
Cameras:						
Net sales:						
Unaffiliated customers	¥	119,165	¥	96,021	+ 24.1	$ 902,765
Intersegment		-		-	-	-
Total		119,165		96,021	+ 24.1	902,765
Operating cost and expenses		108,947		86,651	+ 25.7	825,356
Operating profit		10,218		9,370	+ 9.1	77,409
Optical and other products:						
Net sales:						
Unaffiliated customers	¥	62,333	¥	82,670	- 24.6	$ 472,220
Intersegment		25,364		41,489	- 38.9	192,151
Total		87,697		124,159	- 29.4	664,371
Operating cost and expenses		92,660		116,945	- 20.8	701,969
Operating profit		(4,963)		7,214	-	(37,598)
Corporate and Eliminations:						
Net sales:						
Unaffiliated customers		-		-	-	-
Intersegment		(25,364)		(41,489)	-	(192,151)
Total		(25,364)		(41,489)	-	(192,151)
Operating cost and expenses		3,524		(8,818)	-	26,698
Operating profit		(28,888)		(32,671)	-	(218,849)
Consolidated:						
Net sales:						
Unaffiliated customers	¥	753,317	¥	741,660	+ 1.6	$ 5,706,947
Intersegment		-		-	-	-
Total		753,317		741,660	+ 1.6	5,706,947
Operating cost and expenses		711,444		685,911	+ 3.7	5,389,727
Operating profit		41,873		55,749	- 24.9	317,220

Note: General corporate expenses of JPY 28,955 million (U.S.$219,356 thousand) and JPY 32,991 million in the three months ended December 31, 2001 and 2000, respectively, are included in "Corporate and Eliminations."

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Result for the fiscal year	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)	**Year ended December 31, 2001**
Business Machines:				
Net sales:				
Unaffiliated customers	¥ **2,223,489**	¥ 2,110,410	+ 5.4	$ **16,844,614**
Intersegment	**-**	-	-	**-**
Total	**2,223,489**	2,110,410	+ 5.4	**16,844,614**
Operating cost and expenses	**1,888,571**	1,801,226	+ 4.8	**14,307,356**
Operating profit	**334,918**	309,184	+ 8.3	**2,537,258**
Assets	**1,280,949**	1,324,369	- 3.3	**9,704,159**
Depreciations and amortization	**105,907**	101,557	+ 4.3	**802,326**
Capital expenditure	**121,333**	105,171	+ 15.4	**919,189**
Cameras:				
Net sales:				
Unaffiliated customers	¥ **381,367**	¥ 318,234	+ 19.8	$ **2,889,144**
Intersegment	**-**	-	-	**-**
Total	**381,367**	318,234	+ 19.8	**2,889,144**
Operating cost and expenses	**345,223**	285,841	+ 20.8	**2,615,326**
Operating profit	**36,144**	32,393	+ 11.6	**273,818**
Assets	**215,173**	207,069	+ 3.9	**1,630,098**
Depreciations and amortization	**12,745**	14,480	- 12.0	**96,553**
Capital expenditure	**16,871**	15,559	+ 8.4	**127,811**
Optical and Other Products:				
Net sales:				
Unaffiliated customers	¥ **302,717**	¥ 267,776	+ 13.0	$ **2,293,310**
Intersegment	**116,748**	126,947	- 8.0	**884,455**
Total	**419,465**	394,723	+ 6.3	**3,177,765**
Operating cost and expenses	**395,615**	384,075	+ 3.0	**2,997,083**
Operating profit	**23,850**	10,648	+ 124.0	**180,682**
Assets	**361,799**	332,229	+ 8.9	**2,740,902**
Depreciations and amortization	**15,291**	13,019	+ 17.5	**115,841**
Capital expenditure	**36,057**	20,509	+ 75.8	**273,159**
Corporate and Eliminations:				
Net sales:				
Unaffiliated customers	**-**	-	-	**-**
Intersegment	**(116,748)**	(126,947)	-	**(884,455)**
Total	**(116,748)**	(126,947)	-	**(884,455)**
Operating cost and expenses	**(3,675)**	(8,853)	-	**(27,841)**
Operating profit	**(113,073)**	(118,094)	-	**(856,614)**
Assets	**986,835**	968,458	+ 1.9	**7,476,023**
Depreciations and amortization	**18,357**	17,421	+ 5.4	**139,068**
Capital expenditure	**33,413**	29,747	+ 12.3	**253,129**
Consolidated:				
Net sales:				
Unaffiliated customers	¥ **2,907,573**	¥ 2,696,420	+ 7.8	$ **22,027,068**
Intersegment	**-**	-	-	**-**
Total	**2,907,573**	2,696,420	+ 7.8	**22,027,068**
Operating cost and expenses	**2,625,734**	2,462,289	+ 6.6	**19,891,924**
Operating profit	**281,839**	234,131	+ 20.4	**2,135,144**
Assets	**2,844,756**	2,832,125	+ 0.4	**21,551,182**
Depreciations and amortization	**152,300**	146,477	+ 4.0	**1,153,788**
Capital expenditure	**207,674**	170,986	+ 21.5	**1,573,288**

Notes:
1. General corporate expenses of JPY 113,128 million (U.S.$857,030 thousand) and JPY 118,180 million in the years ended December 31, 2001 and 2000, respectively, are included in "Corporate and Eliminations."
2. Corporate assets of JPY 986,801 million (U.S.$ 7,475,765 thousand) and JPY 968,590 million as of December31, 2001 and 2000, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Result for the fiscal year	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)	**Year ended December 31, 2001**
Japan:				
Net sales:				
Unaffiliated customers	¥ **858,580**	¥ 832,297	+ 3.2	$ **6,504,394**
Intersegment	**1,378,031**	1,345,983	+ 2.4	**10,439,629**
Total	**2,236,611**	2,178,280	+ 2.7	**16,944,023**
Operating cost and expenses	**1,893,448**	1,868,472	+ 1.3	**14,344,303**
Operating profit	**343,163**	309,808	+ 10.8	**2,599,720**
Assets	**1,376,939**	1,482,335	- 7.1	**10,431,356**
Americas:				
Net sales:				
Unaffiliated customers	¥ **983,561**	¥ 889,377	+ 10.6	$ **7,451,220**
Intersegment	**17,475**	11,748	+ 48.7	**132,386**
Total	**1,001,036**	901,125	+ 11.1	**7,583,606**
Operating cost and expenses	**969,630**	871,298	+ 11.3	**7,345,682**
Operating profit	**31,406**	29,827	+ 5.3	**237,924**
Assets	**346,046**	353,919	- 2.2	**2,621,561**
Europe:				
Net sales:				
Unaffiliated customers	¥ **805,243**	¥ 753,979	+ 6.8	$ **6,100,326**
Intersegment	**2,449**	3,782	- 35.2	**18,553**
Total	**807,692**	757,761	+ 6.6	**6,118,879**
Operating cost and expenses	**806,495**	742,576	+ 8.6	**6,109,811**
Operating profit	**1,197**	15,185	- 92.1	**9,068**
Assets	**423,295**	407,258	+ 3.9	**3,206,780**
Others:				
Net sales:				
Unaffiliated customers	¥ **260,189**	¥ 220,767	+ 17.9	$ **1,971,128**
Intersegment	**299,410**	246,024	+ 21.7	**2,268,258**
Total	**559,599**	466,791	+ 19.9	**4,239,386**
Operating cost and expenses	**546,291**	456,278	+ 19.7	**4,138,568**
Operating profit	**13,308**	10,513	+ 26.6	**100,818**
Assets	**174,553**	158,729	+ 10.0	**1,322,371**
Corporate and Eliminations:				
Net sales:				
Unaffiliated customers	**-**	-	-	**-**
Intersegment	**(1,697,365)**	(1,607,537)	-	**(12,858,826)**
Total	**(1,697,365)**	(1,607,537)	-	**(12,858,826)**
Operating cost and expenses	**(1,590,130)**	(1,476,335)	-	**(12,046,440)**
Operating profit	**(107,235)**	(131,202)	-	**(812,386)**
Assets	**523,923**	429,884	+ 21.9	**3,969,114**
Consolidated:				
Net sales:				
Unaffiliated customers	¥ **2,907,573**	¥ 2,696,420	+ 7.8	$ **22,027,068**
Intersegment	**-**	-	-	**-**
Total	**2,907,573**	2,696,420	+ 7.8	**22,027,068**
Operating cost and expenses	**2,625,734**	2,462,289	+ 6.6	**19,891,924**
Operating profit	**281,839**	234,131	+ 20.4	**2,135,144**
Assets	**2,844,756**	2,832,125	+ 0.4	**21,551,182**

Notes: 1. General corporate expenses of JPY 113,128 million (U.S.$857,030 thousand) and JPY 118,180 million in the years ended December 31, 2001 and 2000, respectively, are included in "Corporate and Eliminations."

2. Corporate assets of JPY 986,801 million (U.S.$ 7,475,765 thousand) and JPY 968,590 million as of December31, 2001 and 2000, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2001	As of December 31, 2000	Change	**As of December 31, 2001**
ASSETS				
Current assets:				
Cash and cash equivalents	¥ **506,234**	¥ 493,962	¥ 12,272	$ **3,835,106**
Marketable securities	**4,772**	10,943	(6,171)	**36,152**
Trade receivables, less allowance	**456,635**	479,790	(23,155)	**3,459,356**
Inventories	**448,300**	490,693	(42,393)	**3,396,212**
Prepaid expenses and other current assets	**214,353**	196,011	18,342	**1,623,886**
Total current assets	**1,630,294**	1,671,399	(41,105)	**12,350,712**
Noncurrent receivables and restricted funds	**21,125**	27,626	(6,501)	**160,038**
Investments	**66,168**	119,195	(53,027)	**501,273**
Net property, plant and equipment	**821,125**	771,594	49,531	**6,220,644**
Other assets	**306,044**	242,311	63,733	**2,318,515**
Total assets	¥ **2,844,756**	¥ 2,832,125	¥ 12,631	$ **21,551,182**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term loans	¥ **200,104**	¥ 248,688	¥ (48,584)	$ **1,515,939**
Trade payables	**354,446**	444,633	(90,187)	**2,685,197**
Income taxes	**65,324**	53,865	11,459	**494,879**
Accrued expenses	**157,335**	164,484	(7,149)	**1,191,932**
Other current liabilities	**76,974**	63,120	13,854	**583,136**
Total current liabilities	**854,183**	974,790	(120,607)	**6,471,083**
Long-term debt, excluding current installments	**95,526**	142,925	(47,399)	**723,682**
Accrued pension and severance cost	**237,537**	194,445	43,092	**1,799,523**
Other noncurrent liabilities	**17,645**	22,838	(5,193)	**133,674**
Total liabilities	**1,204,891**	1,334,998	(130,107)	**9,127,962**
Minority interests	**181,389**	198,213	(16,824)	**1,374,159**
Stockholders' equity:				
Common stock	**165,287**	164,796	491	**1,252,174**
Additional paid-in capital	**392,456**	391,939	517	**2,973,152**
Retained earnings	**1,036,178**	888,761	147,417	**7,849,833**
Accumulated other comprehensive income (loss)	**(135,168)**	(146,582)	11,414	**(1,024,000)**
Treasury stock	**(277)**	-	(277)	**(2,098)**
Total stockholders' equity	**1,458,476**	1,298,914	159,562	**11,049,061**
Total liabilities and stockholders' equity	¥ **2,844,756**	¥ 2,832,125	¥ 12,631	$ **21,551,182**

	Millions of yen		Thousands of U.S. dollars
	As of December 31, 2001	As of December 31, 2000	**As of December 31, 2001**
Allowance for doubtful receivables	¥ **18,579**	¥ 17,862	$ **140,750**
Accumulated depreciation	**1,025,107**	989,852	**7,765,962**
Accumulated other comprehensive income (loss):			
Foreign currency translation adjustments	**(52,660)**	(104,149)	**(398,940)**
Net unrealized gains on securities	**564**	14,167	**4,273**
Minimum pension liability adjustments	**(80,649)**	(56,600)	**(610,977)**
Net losses on derivative financial instruments	**(2,423)**	-	**(18,356)**

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000	**Year ended December 31, 2001**
Balance at beginning of period	¥ **888,761**	¥ 769,493	$ **6,733,038**
Net income	**167,561**	134,088	**1,269,402**
Cash dividends	**(20,144)**	(14,820)	**(152,607)**
Balance at end of period	¥ **1,036,178**	¥ 888,761	$ **7,849,833**

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2001	Year ended December 31, 2000	**Year ended December 31, 2001**
Net income	¥ **167,561**	¥ 134,088	$ **1,269,402**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**152,300**	146,477	**1,153,788**
Loss on disposal of property, plant and equipment	**20,323**	14,080	**153,962**
Gain on securities contributed to retirement benefit trust	**(15,536)**	-	**(117,697)**
Deferred income taxes	**2,172**	(10,280)	**16,455**
Decrease (increase) in trade receivables	**47,844**	(52,751)	**362,455**
Decrease (increase) in inventories	**73,858**	(27,884)	**559,530**
Increase (decrease) in trade payables	**(161,157)**	100,588	**(1,220,886)**
Increase in income taxes	**10,561**	6,917	**80,008**
Increase in accrued expenses	**2,177**	21,343	**16,492**
Other, net	**5,649**	14,038	**42,794**
Net cash provided by operating activities	**305,752**	346,616	**2,316,303**
Cash flows from investing activities:			
Capital expenditure	**(207,674)**	(170,986)	**(1,573,288)**
Proceeds from sale of property, plant and equipment	**10,224**	5,752	**77,455**
Payment for purchase of marketable securities	**(9,225)**	(3,082)	**(69,886)**
Proceeds from sale of marketable securities	**9,473**	2,428	**71,765**
Payment for purchase of investments	**(2,452)**	(14,702)	**(18,576)**
Other	**7,062**	(32,214)	**53,500**
Net cash used in investing activities	**(192,592)**	(212,804)	**(1,459,030)**
Cash flows from financing activities:			
Proceeds from long-term debt	**7,417**	17,358	**56,189**
Repayment of long-term debt	**(40,423)**	(32,529)	**(306,235)**
Decrease in short-term loans	**(64,292)**	(67,923)	**(487,061)**
Dividends paid	**(20,144)**	(14,820)	**(152,607)**
Other	**(3,786)**	(2,683)	**(28,680)**
Net cash used in financing activities	**(121,228)**	(100,597)	**(918,394)**
Effect of exchange rate changes on cash and cash equivalents	**20,340**	(19,706)	**154,091**
Net change in cash and cash equivalents	**12,272**	13,509	**92,970**
Cash and cash equivalents at beginning of period	**493,962**	480,453	**3,742,136**
Cash and cash equivalents at end of period	¥ **506,234**	¥ 493,962	$ **3,835,106**

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition: 60 companies
Removal: 10 companies

Affiliates (Carried at Equity Basis)

Addition: 2 companies
Removal: Olivetti-Canon Industriale S.p.A.

(2) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

1. Marketable Securities and Marketable Investments
Canon's consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon's marketable securities and marketable investments consist of available-for-sale securities.
Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized

2. Inventories
Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3. Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4. Employee Retirement and Severance Benefits
Canon has been adopting Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employer's Accounting for Pensions."

5. Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 138 (SFAS 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended, and 138 are effective for fiscal years beginning after June 15, 2000.

   Canon adopted SFAS 133 and 138 as of January 1, 2001. The cumulative effect adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, resulted in an increase to net income of JPY 3,692 million (U.S.$ 27,970 thousand) and a decrease to other comprehensive income (loss) of JPY 2,401 million (U.S.$ 18,189 thousand).

6. Sales Incentives
In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (EITF 00-14), "Accounting for Certain Sales Incentives". EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sales.

   In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 (EITF 00-22), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor.

   Canon adopted these standards from the fiscal year beginning January 1, 2001 and has applied retroactively to the consolidated financial statements for the prior year. The adoption results in a reduction in sales for three months ended December 31, 2001 and 2000 of JPY 26,552 million (U.S.$ 201,152 thousand) and JPY 25,539 million, respectively, and for the year ended December 31, 2001 and 2000 of JPY 82,094 million (U.S.$ 621,924 million) and JPY 84,883 million , respectively, and a corresponding decrease in selling, general and administrative expenses, with no effect on net income.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen					
	As of December 31, 2001			As of December 31, 2000		
	Acquisition Cost	Estimated Fair Value	Unrealized Gains/Losses	Acquisition Cost	Estimated Fair Value	Unrealized Gains/Losses
Marketable securities:						
Governmental bond securities	¥ 55	¥ 55	¥ 0	¥ 49	¥ 49	¥ 0
Corporate debt securities	3,623	3,682	59	2,734	3,007	273
Bank debt securities	91	91	0	91	91	0
Fund trust	0	0	0	2,977	3,517	540
Equity securities	1,008	944	(64)	3,260	4,279	1,019
	¥ 4,777	¥ 4,772	¥ (5)	¥ 9,111	¥ 10,943	¥ 1,832
Investment securities:						
Governmental bond securities	¥ 201	¥ 201	¥ 0	¥ 174	¥ 174	¥ 0
Corporate debt securities	5,553	5,820	267	5,133	5,259	126
Bank debt securities	0	0	0	149	150	1
Fund trust	1,891	1,971	80	40	39	(1)
Equity securities	6,430	11,419	4,989	26,696	58,119	31,423
	¥ 14,075	¥ 19,411	¥ 5,336	¥ 32,192	¥ 63,741	¥ 31,549

	Thousands of U.S. dollars		
	As of December 31, 2001		
	Acquisition Cost	Estimated Fair Value	Unrealized Gains/Losses
Marketable securities:			
Governmental bond securities	$ 417	$ 417	$ 0
Corporate debt securities	27,447	27,894	447
Bank debt securities	689	689	0
Fund trust	0	0	0
Equity securities	7,636	7,152	(484)
	$ 36,189	$ 36,152	$ (37)
Investment securities:			
Governmental bond securities	$ 1,523	$ 1,523	$ 0
Corporate debt securities	42,068	44,091	2,023
Bank debt securities	0	0	0
Fund trust	14,326	14,932	606
Equity securities	48,712	86,507	37,795
	$ 106,629	$ 147,053	$ 40,424

(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars	
	As of December 31, 2001		As of December 31, 2000		**As of December 31, 2001**	
	Contract Amount	**Estimated Fair Value**	Contract Amount	Estimated Fair Value	**Contract Amount**	**Estimated Fair Value**
Trade receivables and anticipated sales transactions:						
To sell foreign currencies	**¥ 250,888**	**¥ (13,499)**	¥ 361,279	¥ (20,138)	**$ 1,900,667**	**$ (102,265)**
To buy foreign currencies	**13,743**	**399**	9,600	211	**104,114**	**3,023**
Long-term debt (including due within a year):						
Interest rate swaps:						
Receive-fixed	**¥ 21,548**	**¥ 575**	¥ 40,000	¥ 1,393	**$ 163,242**	**$ 4,356**
Pay-fixed	**62,788**	**(1,463)**	73,538	(593)	**475,667**	**(11,083)**

CANON INC.

NON-CONSOLIDATED

1. NON-CONSOLIDATED STATEMENTS OF INCOME

(Parent company only)

	Millions of yen		
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)
Net sales	¥ **1,707,459**	¥ 1,684,209	+ 1.4
Cost of sales	**1,129,305**	1,152,990	
Gross profit	**578,153**	531,219	+ 8.8
Selling, general and administrative expenses	**384,763**	352,456	
Operating profit	**193,389**	178,762	+ 8.2
Other income (deductions):			
Interest and dividend income	**15,117**	9,407	
Interest expense	**(4,005)**	(9,101)	
Other, net	**6,626**	(23,121)	
	17,737	(22,815)	
Ordinary profit	**211,127**	155,947	+ 35.4
Non-ordinary loss, net	**163,118**	14,660	
Income before income taxes	**48,009**	141,286	
Income taxes	**8,846**	52,872	
Net income	¥ **39,163**	¥ 88,414	- 55.7

Net income per share:	Yen	Yen
Basic	¥ **44.71**	¥ 101.32

Note : Amounts less than 1 million yen have been omitted.

2. DETAILS OF SALES

(Parent company only)

Sales by product

	Millions of yen		
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)
Business machines:			
Copying machines	¥ **406,387**	¥ 401,037	+ 1.3
Computer peripherals	**813,194**	841,044	- 3.3
Business systems	**68,085**	72,282	- 5.8
	1,287,667	1,314,363	- 2.0
Cameras	**269,986**	233,379	+ 15.7
Optical and other products	**149,805**	136,467	+ 9.8
Total	¥ **1,707,459**	¥ 1,684,209	+ 1.4

Sales by region

	Millions of yen		
	Year ended December 31, 2001	Year ended December 31, 2000	Change(%)
Japan	¥ **329,809**	¥ 317,424	+ 3.9
Overseas:			
Americas	**634,010**	613,856	+ 3.3
Europe	**533,795**	548,333	- 2.7
Other areas	**209,842**	204,595	+ 2.6
	1,377,649	1,366,785	+ 0.8
Total	¥ **1,707,459**	¥ 1,684,209	+ 1.4

Note: Amounts less than 1 million yen have been omitted.

CANON INC.

NON-CONSOLIDATED

3. NON-CONSOLIDATED BALANCE SHEETS

(Parent company only)

	Millions of yen		
	As of December 31, 2001	As of December 31, 2000	Change
ASSETS			
Current assets:			
Cash	¥ **121,061**	¥ 109,974	¥ 11,087
Trade receivables	**385,941**	390,601	(4,660)
Marketable securities	**103**	4,283	(4,180)
Inventories	**171,512**	179,541	(8,029)
Prepaid expenses and other current assets	**120,819**	123,091	(2,272)
Allowance for doubtful accounts	**(9,803)**	(11,755)	1,952
Total current assets	**789,635**	795,737	(6,102)
Fixed assets:			
Net property, plant and equipment	**420,368**	394,955	25,413
Intangibles	**39,105**	48,165	(9,060)
Investments and other fixed assets	**408,976**	342,526	66,450
Allowance for doubtful accounts	**(20)**	(128)	108
Total fixed assets	**868,431**	785,519	82,912
Total assets	¥ **1,658,066**	¥ 1,581,257	¥ 76,809
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Trade payables	¥ **242,926**	¥ 337,488	¥ (94,562)
Short-term loans	**26,306**	29,046	(2,740)
Income taxes	**50,397**	36,749	13,648
Other current liabilities	**53,274**	39,489	13,785
Total current liabilities	**372,904**	442,773	(69,869)
Long-term debt, excluding current installments	**18,950**	42,803	(23,853)
Accrued pension and severance cost	**147,768**	-	147,768
Total liabilities	**539,622**	485,576	54,046
Stockholders' equity:			
Common stock	**165,287**	164,796	491
Additional paid-in capital	**296,370**	295,880	490
Legal reserve	**22,114**	20,086	2,028
Retained earnings	**631,784**	614,918	16,866
Net unrealized gains on securities	**3,163**	-	3,163
Treasury stock	**(276)**	-	(276)
Total stockholders' equity	**1,118,443**	1,095,680	22,763
Total liabilities and stockholders' equity	¥ **1,658,066**	¥ 1,581,257	¥ 76,809

	Millions of yen	
	As of December 31, 2001	As of December 31, 2000
Accumulated depreciation	¥ **558,938**	¥ 566,238

Note : Amounts less than 1 million yen have been omitted.

January 31, 2002

CONSOLIDATED FINANCIAL RESULTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
SUPPLEMENTARY REPORT

TABLE OF CONTENTS

This report contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

1. SALES BY REGION AND PRODUCT

(Millions of yen)

	2002 (P)			2001				2000			
	1st half	2nd half	Year	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter
Japan											
Business machines	290,200	303,300	593,500	304,822	292,760	597,582	156,593	295,527	283,347	578,874	152,717
Copying machines	127,800	126,800	254,600	126,751	124,778	251,529	63,463	106,569	115,236	221,805	58,713
Computer peripherals	73,300	86,100	159,400	78,066	82,462	160,528	51,374	75,470	84,475	159,945	51,842
Business systems	89,100	90,400	179,500	100,005	85,520	185,525	41,756	113,488	83,636	197,124	42,162
Cameras	44,700	55,500	100,200	40,375	49,134	89,509	26,601	38,848	47,746	86,594	25,156
Optical and other products	56,300	58,100	114,400	74,690	65,507	140,197	23,450	50,851	63,047	113,898	34,784
Total	391,200	416,900	808,100	419,887	407,401	827,288	206,644	385,226	394,140	779,366	212,657
Overseas											
Business machines	787,400	899,000	1,686,400	833,408	792,499	1,625,907	415,226	763,990	767,546	1,531,536	410,252
Copying machines	348,600	365,100	713,700	308,513	331,772	640,285	182,662	277,526	273,226	550,752	146,962
Computer peripherals	379,800	472,800	852,600	465,379	399,445	864,824	198,484	426,247	436,802	863,049	233,339
Business systems	59,000	61,100	120,100	59,516	61,282	120,798	34,080	60,217	57,518	117,735	29,951
Cameras	149,400	181,100	330,500	134,588	157,270	291,858	92,564	103,674	127,966	231,640	70,865
Optical and other products	62,000	73,000	135,000	86,092	76,428	162,520	38,883	69,568	84,310	153,878	47,886
Total	998,800	1,153,100	2,151,900	1,054,088	1,026,197	2,080,285	546,673	937,232	979,822	1,917,054	529,003
Americas											
Business machines	382,500	434,900	817,400	409,931	395,120	805,051	202,416	363,539	371,974	735,513	198,213
Copying machines	176,500	186,000	362,500	158,506	176,703	335,209	95,477	139,029	139,752	278,781	72,051
Computer peripherals	181,800	224,100	405,900	227,291	193,462	420,753	93,110	200,979	208,721	409,700	113,315
Business systems	24,200	24,800	49,000	24,134	24,955	49,089	13,829	23,531	23,501	47,032	12,847
Cameras	64,200	80,600	144,800	59,256	73,267	132,523	44,910	47,293	61,836	109,129	33,953
Optical and other products	19,200	21,700	40,900	21,537	22,993	44,530	10,504	21,142	23,980	45,122	12,984
Total	465,900	537,200	1,003,100	490,724	491,380	982,104	257,830	431,974	457,790	889,764	245,150
Europe											
Business machines	319,400	360,800	680,200	326,757	311,806	638,563	171,794	322,493	310,992	633,485	169,787
Copying machines	145,200	150,200	295,400	124,687	128,948	253,635	73,700	116,303	110,994	227,297	63,976
Computer peripherals	145,500	180,700	326,200	172,996	152,416	325,412	80,875	175,901	172,182	348,083	91,606
Business systems	28,700	29,900	58,600	29,074	30,442	59,516	17,219	30,289	27,816	58,105	14,205
Cameras	67,800	79,600	147,400	59,481	64,784	124,265	37,405	43,257	51,186	94,443	29,001
Optical and other products	12,300	13,400	25,700	22,973	20,303	43,276	12,612	12,813	17,201	30,014	11,864
Total	399,500	453,800	853,300	409,211	396,893	806,104	221,811	378,563	379,379	757,942	210,652
Other areas											
Business machines	85,500	103,300	188,800	96,720	85,573	182,293	41,016	77,958	84,580	162,538	42,252
Copying machines	26,900	28,900	55,800	25,320	26,121	51,441	13,485	22,194	22,480	44,674	10,935
Computer peripherals	52,500	68,000	120,500	65,092	53,567	118,659	24,499	49,367	55,899	105,266	28,418
Business systems	6,100	6,400	12,500	6,308	5,885	12,193	3,032	6,397	6,201	12,598	2,899
Cameras	17,400	20,900	38,300	15,851	19,219	35,070	10,249	13,124	14,944	28,068	7,911
Optical and other products	30,500	37,900	68,400	41,582	33,132	74,714	15,767	35,613	43,129	78,742	23,038
Total	133,400	162,100	295,500	154,153	137,924	292,077	67,032	126,695	142,653	269,348	73,201
Total											
Business machines	1,077,600	1,202,300	2,279,900	1,138,230	1,085,259	2,223,489	571,819	1,059,517	1,050,893	2,110,410	562,969
Copying machines	476,400	491,900	968,300	435,264	456,550	891,814	246,125	384,095	388,462	772,557	205,675
Computer peripherals	453,100	558,900	1,012,000	543,445	481,907	1,025,352	249,858	501,717	521,277	1,022,994	285,181
Business systems	148,100	151,500	299,600	159,521	146,802	306,323	75,836	173,705	141,154	314,859	72,113
Cameras	194,100	236,600	430,700	174,963	206,404	381,367	119,165	142,522	175,712	318,234	96,021
Optical and other products	118,300	131,100	249,400	160,782	141,935	302,717	62,333	120,419	147,357	267,776	82,670
Total	1,390,000	1,570,000	2,960,000	1,473,975	1,433,598	2,907,573	753,317	1,322,458	1,373,962	2,696,420	741,660

(P) = Projection

SALES BY REGION AND PRODUCT (CHANGE YEAR OVER YEAR)

	2002 (P)			2001			
	1st half	2nd half	Year	1st half	2nd half	Year	4th quarter
Japan							
Business machines	-4.8%	+3.6%	-0.7%	+3.1%	+3.3%	+3.2%	+2.5%
Copying machines	+0.8%	+1.6%	+1.2%	+18.9%	+8.3%	+13.4%	+8.1%
Computer peripherals	-6.1%	+4.4%	-0.7%	+3.4%	-2.4%	+0.4%	-0.9%
Business systems	-10.9%	+5.7%	-3.2%	-11.9%	+2.3%	-5.9%	-1.0%
Cameras	+10.7%	+13.0%	+11.9%	+3.9%	+2.9%	+3.4%	+5.7%
Optical and other products	-24.6%	-11.3%	-18.4%	+46.9%	+3.9%	+23.1%	-32.6%
Total	-6.8%	+2.3%	-2.3%	+9.0%	+3.4%	+6.1%	-2.8%
Overseas							
Business machines	-5.5%	+13.4%	+3.7%	+9.1%	+3.3%	+6.2%	+1.2%
Copying machines	+13.0%	+10.0%	+11.5%	+11.2%	+21.4%	+16.3%	+24.3%
Computer peripherals	-18.4%	+18.4%	-1.4%	+9.2%	-8.6%	+0.2%	-14.9%
Business systems	-0.9%	-0.3%	-0.6%	-1.2%	+6.5%	+2.6%	+13.8%
Cameras	+11.0%	+15.2%	+13.2%	+29.8%	+22.9%	+26.0%	+30.6%
Optical and other products	-28.0%	-4.5%	-16.9%	+23.8%	-9.3%	+5.6%	-18.8%
Total	-5.2%	+12.4%	+3.4%	+12.5%	+4.7%	+8.5%	+3.3%
Americas							
Business machines	-6.7%	+10.1%	+1.5%	+12.8%	+6.2%	+9.5%	+2.1%
Copying machines	+11.4%	+5.3%	+8.1%	+14.0%	+26.4%	+20.2%	+32.5%
Computer peripherals	-20.0%	+15.8%	-3.5%	+13.1%	-7.3%	+2.7%	-17.8%
Business systems	+0.3%	-0.6%	-0.2%	+2.6%	+6.2%	+4.4%	+7.6%
Cameras	+8.3%	+10.0%	+9.3%	+25.3%	+18.5%	+21.4%	+32.3%
Optical and other products	-10.9%	-5.6%	-8.2%	+1.9%	-4.1%	-1.3%	-19.1%
Total	-5.1%	+9.3%	+2.1%	+13.6%	+7.3%	+10.4%	+5.2%
Europe							
Business machines	-2.3%	+15.7%	+6.5%	+1.3%	+0.3%	+0.8%	+1.2%
Copying machines	+16.5%	+16.5%	+16.5%	+7.2%	+16.2%	+11.6%	+15.2%
Computer peripherals	-15.9%	+18.6%	+0.2%	-1.7%	-11.5%	-6.5%	-11.7%
Business systems	-1.3%	-1.8%	-1.5%	-4.0%	+9.4%	+2.4%	+21.2%
Cameras	+14.0%	+22.9%	+18.6%	+37.5%	+26.6%	+31.6%	+29.0%
Optical and other products	-46.5%	-34.0%	-40.6%	+79.3%	+18.0%	+44.2%	+6.3%
Total	-2.4%	+14.3%	+5.9%	+8.1%	+4.6%	+6.4%	+5.3%
Other areas							
Business machines	-11.6%	+20.7%	+3.6%	+24.1%	+1.2%	+12.2%	-2.9%
Copying machines	+6.2%	+10.6%	+8.5%	+14.1%	+16.2%	+15.1%	+23.3%
Computer peripherals	-19.3%	+26.9%	+1.6%	+31.9%	-4.2%	+12.7%	-13.8%
Business systems	-3.3%	+8.8%	+2.5%	-1.4%	-5.1%	-3.2%	+4.6%
Cameras	+9.8%	+8.7%	+9.2%	+20.8%	+28.6%	+24.9%	+29.6%
Optical and other products	-26.7%	+14.4%	-8.5%	+16.8%	-23.2%	-5.1%	-31.6%
Total	-13.5%	+17.5%	+1.2%	+21.7%	-3.3%	+8.4%	-8.4%
Total							
Business machines	-5.3%	+10.8%	+2.5%	+7.4%	+3.3%	+5.4%	+1.6%
Copying machines	+9.5%	+7.7%	+8.6%	+13.3%	+17.5%	+15.4%	+19.7%
Computer peripherals	-16.6%	+16.0%	-1.3%	+8.3%	-7.6%	+0.2%	-12.4%
Business systems	-7.2%	+3.2%	-2.2%	-8.2%	+4.0%	-2.7%	+5.2%
Cameras	+10.9%	+14.6%	+12.9%	+22.8%	+17.5%	+19.8%	+24.1%
Optical and other products	-26.4%	-7.6%	-17.6%	+33.5%	-3.7%	+13.0%	-24.6%
Total	-5.7%	+9.5%	+1.8%	+11.5%	+4.3%	+7.8%	+1.6%

2. SALES COMPOSITION BY PRODUCT

	2002 (P)			2001				2000			
	1st half	2nd half	Year	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter
Copying machines											
Monochrome	80%	80%	80%	80%	81%	81%	81%	79%	81%	80%	82%
Color	20%	20%	20%	20%	19%	19%	19%	21%	19%	20%	18%
Computer peripherals											
Laser beam printers	68%	68%	68%	75%	67%	71%	62%	72%	68%	70%	64%
Bubble Jet printers	28%	28%	28%	22%	29%	25%	34%	25%	28%	27%	31%
Others	4%	4%	4%	3%	4%	4%	4%	3%	4%	3%	5%
Cameras											
Film cameras / Lenses	38%	38%	38%	48%	43%	46%	42%	63%	57%	60%	55%
Digital cameras	41%	41%	41%	30%	36%	33%	39%	15%	22%	19%	25%
Video camcorders	21%	21%	21%	22%	21%	21%	19%	22%	21%	21%	20%
Optical and other products											
Semiconductor production equipment	47%	50%	48%	59%	60%	59%	57%	54%	54%	54%	53%
Others	53%	50%	52%	41%	40%	41%	43%	46%	46%	46%	47%

3. SALES GROWTH IN LOCAL CURRENCY

	2002 (P) Change year over year			2001 Change year over year			
	1st half	2nd half	Year	1st half	2nd half	Year	4th quarter
Business machines							
Japan	-4.8%	+3.6%	-0.7%	+3.1%	+3.3%	+3.2%	+2.5%
Overseas	-11.1%	+8.4%	-1.6%	-0.9%	-8.5%	-4.7%	-10.8%
Total	-9.4%	+7.1%	-1.3%	+0.2%	-5.3%	-2.5%	-7.2%
Cameras							
Japan	+10.7%	+13.0%	+11.9%	+3.9%	+2.9%	+3.4%	+5.7%
Overseas	+4.5%	+10.0%	+7.5%	+19.0%	+9.0%	+13.5%	+15.1%
Total	+5.9%	+10.7%	+8.5%	+14.9%	+7.3%	+10.7%	+12.6%
Optical and other products							
Japan	-24.6%	-11.3%	-18.4%	+46.9%	+3.9%	+23.1%	-32.6%
Overseas	-30.3%	-6.9%	-19.3%	+17.0%	-16.5%	-1.4%	-26.0%
Total	-27.6%	-8.9%	-18.9%	+29.6%	-7.8%	+9.0%	-28.8%
Total							
Japan	-6.8%	+2.3%	-2.3%	+9.0%	+3.4%	+6.1%	-2.8%
Overseas	-10.7%	+7.5%	-1.7%	+2.6%	-6.9%	-2.2%	-8.7%
Americas	-10.6%	+4.7%	-2.9%	+0.8%	-4.8%	-2.1%	-6.5%
Europe	-8.2%	+9.0%	+0.3%	+1.1%	-7.9%	-3.4%	-8.8%
Others	-17.5%	+13.1%	-3.0%	+13.5%	-10.9%	+0.6%	-16.0%
Total	-9.6%	+6.0%	-1.9%	+4.5%	-3.9%	+0.2%	-7.0%

4. SEGMENT INFORMATION BY PRODUCT

(Millions of yen)

	2002 (P)			2001				2000			
	1st half	2nd half	Year	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter
Business machines											
Unaffiliated customers	1,077,600	1,202,300	2,279,900	1,138,230	1,085,259	2,223,489	571,819	1,059,517	1,050,893	2,110,410	562,969
Intersegment	-	-	-	-	-	-	-	-	-	-	-
Total sales	1,077,600	1,202,300	2,279,900	1,138,230	1,085,259	2,223,489	571,819	1,059,517	1,050,893	2,110,410	562,969
Operating profit	166,800	220,300	387,100	186,974	147,944	334,918	65,506	165,609	143,575	309,184	71,836
% of sales	15.5%	18.3%	17.0%	16.4%	13.6%	15.1%	11.5%	15.6%	13.7%	14.7%	12.8%
Cameras											
Unaffiliated customers	194,100	236,600	430,700	174,963	206,404	381,367	119,165	142,522	175,712	318,234	96,021
Intersegment	-	-	-	-	-	-	-	-	-	-	-
Total sales	194,100	236,600	430,700	174,963	206,404	381,367	119,165	142,522	175,712	318,234	96,021
Operating profit	22,800	32,800	55,600	15,304	20,840	36,144	10,218	11,166	21,227	32,393	9,370
% of sales	11.7%	13.9%	12.9%	8.7%	10.1%	9.5%	8.6%	7.8%	12.1%	10.2%	9.8%
Optical and other products											
Unaffiliated customers	118,300	131,100	249,400	160,782	141,935	302,717	62,333	120,419	147,357	267,776	82,670
Intersegment	52,900	50,100	103,000	62,165	54,583	116,748	25,364	55,430	71,517	126,947	41,489
Total sales	171,200	181,200	352,400	222,947	196,518	419,465	87,697	175,849	218,874	394,723	124,159
Operating profit	-10,600	-5,300	-15,900	16,044	7,806	23,850	-4,963	-1,254	11,902	10,648	7,214
% of sales	-6.2%	-2.9%	-4.5%	7.2%	4.0%	5.7%	-5.7%	-0.7%	5.4%	2.7%	5.8%
Corporate and Eliminations											
Unaffiliated customers	-	-	-	-	-	-	-	-	-	-	-
Intersegment	-52,900	-50,100	-103,000	-62,165	-54,583	-116,748	-25,364	-55,430	-71,517	-126,947	-41,489
Total sales	-52,900	-50,100	-103,000	-62,165	-54,583	-116,748	-25,364	-55,430	-71,517	-126,947	-41,489
Operating profit	-58,000	-58,800	-116,800	-54,682	-58,391	-113,073	-28,888	-56,292	-61,802	-118,094	-32,671
Consolidated											
Unaffiliated customers	1,390,000	1,570,000	2,960,000	1,473,975	1,433,598	2,907,573	753,317	1,322,458	1,373,962	2,696,420	741,660
Intersegment	-	-	-	-	-	-	-	-	-	-	-
Total sales	1,390,000	1,570,000	2,960,000	1,473,975	1,433,598	2,907,573	753,317	1,322,458	1,373,962	2,696,420	741,660
Operating profit	121,000	189,000	310,000	163,640	118,199	281,839	41,873	119,229	114,902	234,131	55,749
% of sales	8.7%	12.0%	10.5%	11.1%	8.2%	9.7%	5.6%	9.0%	8.4%	8.7%	7.5%

5. PROFITABILITY

	2002 (P)	2001		2000	
	Year	4th quarter	Year	4th quarter	Year
ROE	11.1%	8.3%	12.2%	9.2%	10.7%
ROA	5.9%	4.3%	5.9%	4.3%	4.9%

6. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates (Yen)

	2002 (P)	2001		2000	
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	128.00	123.53	121.60	109.91	107.90
Yen/Euro	115.00	110.57	108.80	95.48	99.32

(2) Impact of foreign exchange rates on sales (Billions of yen)

	2002 (P)	2001	
	Year	4th quarter	Year
US$	+64.0	+35.9	+147.1
Euro	+39.3	+26.7	+58.1
Other currencies	+3.5	+1.2	+0.9
Total	+106.8	+63.8	+206.1

(3) Impact of foreign exchange rates per yen (Billions of yen)

	2002 (P)
	Year
On sales	
US$	10.2
Euro	6.4
On income before income taxes	
US$	3.5
Euro	4.0

7. CASH FLOWS

(Millions of yen)

	2002 (P)	2001		2000	
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities					
Net income	170,000	30,028	167,561	29,768	134,088
Depreciation and amortization	165,000	43,389	152,300	42,363	146,477
Other, net	-10,400	7,753	-14,109	36,245	66,051
Total	324,600	81,170	305,752	108,376	346,616
Net cash used in investing activities	-224,600	-53,592	-192,592	-101,180	-212,804
Free cash flow	100,000	27,578	113,160	7,196	133,812
Net cash provided by (used in) financing activities	-131,200	-3,238	-121,228	-5,951	-100,597
Effect of exchange rate changes on cash & cash equivalents	-4,034	28,454	20,340	-25,243	-19,706
Net change in cash and cash equivalents	-35,234	52,794	12,272	-23,998	13,509
Cash and cash equivalents at end of each period	471,000	506,234	506,234	493,962	493,962

8. CAPITAL EXPENDITURE

(1) Capital expenditure (Millions of yen)

	2002 (P)	2001	2000
	Year	Year	Year
Business machines	-	121,333	105,171
Cameras	-	16,871	15,559
Optical and other products	-	36,057	20,509
Corporate and eliminations	-	33,413	29,747
Total	210,000	207,674	170,986

(2) Depreciation and amortization (Millions of yen)

	2002 (P)	2001	2000
	Year	Year	Year
Business machines	-	105,907	101,557
Cameras	-	12,745	14,480
Optical and other products	-	15,291	13,019
Corporate and eliminations	-	18,357	17,421
Total	165,000	152,300	146,477

9. R&D EXPENDITURE

(Millions of yen)

	2002 (P)	2001	2000
	Year	Year	Year
Business machines	-	108,150	96,492
Cameras	-	22,527	18,462
Optical and other products	-	87,939	79,598
Total	226,000	218,616	194,552
% of sales	7.6%	7.5%	7.2%

10. INVENTORIES

(1) Inventories (Millions of yen)

	2001 Dec.31	2000 Dec.31	Change
Business machines	287,064	325,043	-37,979
Cameras	49,325	54,917	-5,592
Optical and other products	111,911	110,733	+1,178
Total	448,300	490,693	-42,393

(2) Inventories/Sales* (Days)

	2001 Dec.31	2000 Dec.31	Change
Business machines	48	56	-8
Cameras	44	57	-13
Optical and other products	144	137	+7
Total	57	65	-8

*Index based on the previous six months sales.

11. DEBT RATIO

	2001 Dec.31	2000 Dec.31	Difference
Total debt / Total assets	10.4%	13.8%	-3.4%

12. OVERSEAS PRODUCTION RATIO

	2001 Year	2000 Year	Difference
Overseas production ratio	35%	30%	+5%

13. NUMBER OF EMPLOYEES

	2001 Dec.31	2000 Dec.31	Change
Number of employees			
Japan	44,809	39,496	+5,313
Overseas	48,811	47,177	+1,634
Total	93,620	86,673	+6,947

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
....
(Registrant)

Date....**January 31, 2002**........ By..
(Signature)*



Hiroyuki Yoshida
Manager, Finance Deprtment
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Results for the fourth quarter and the fiscal year ended December 31, 2001